Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of March 30, 2016 by and among Numerex Corp. (the “Company”) and Gwynedd Resources, Ltd. (“Gwynedd”), each of the Company and Gwynedd, a “Party” to this Agreement, and collectively, the “Parties”.

RECITALS

WHEREAS, as of the date hereof, the Company and individuals and entities listed on Exhibit A hereto (collectiviely, “Viex”) have determined to come to an agreement (the “Viex Agreement”) to modify the composition of the Board of Directors of the Company and as to certain other matters relating to, among other things, the Company’s 2016 annual meeting of shareholders (the “2016 Annual Meeting”);

WHEREAS, Gwynedd is the beneficial owner of 2,947,280 shares of common stock of the Company (“Common Stock”), representing approximately 15 percent of the Company’s outstanding shares of Common Stock (the “Gwynedd Shares”);

WHEREAS, in connection with the Viex Agreement, the Company must represent that that it has received from Gwynedd: (i) an irrevocable waiver in which Gwynedd has waived all of its rights through the term of the Standstill Period (as defined below) to designate an additional director as a result of the increase in the number of members of the Board to eight (8), and (ii) a written agreement that Gwynedd shall (x) continue to have the right to vote all of the shares of Common Stock it holds as of the date hereof through the 2016 Annual Meeting and (y) appear in person or by proxy at the 2016 Annual Meeting and vote all shares of Common Stock of the Company beneficially owned by it at the meeting in favor of the election of the 2016 Nominees (as defined below); and

WHEREAS, Gwynedd has agreed to take certain actions, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

Section 1. Waiver of Director Designation Right and Voting.

(a) Gwynedd hereby irrevocably waives, through the Standstill Period,, its right to designate an additional director as a result of the increase in the number of members of the Board to eight (8).

(b) Gwynedd agrees that it will (1) continue to have the right to vote all of the Gwynedd Shares held as of the date hereof through the 2016 Annual Meeting, and (2) appear in person or by proxy at the 2016 Annual Meeting and vote all shares of Common Stock of the Company beneficially owned by Gwynedd at the meeting in favor of the election of the 2016 Nominees.

(c) For purposes of this Agreement, the capitalized terms set forth below shall have the following meanings:

(i) “Standstill Period” shall mean the period of time commencing on the date of this Agreement and ending on the date that is ten (10) business days prior to the deadline for the submission of shareholder nominations of individuals to the Company for election to the Company’s Board of Directors at the 2017 Annual Meeting pursuant to the Bylaws of the Company.

(ii) “2016 Nominees” shall mean Stratton J. Nicolaides, Marc Zionts, Tony Holcomb, Brian R. Igoe, Sherrie A McAvoy, Jerry A. Rose, Andrew Ryan, and Eric Singer.

Section 2. Representations and Warranties of the Company.

The Company represents and warrants to Gwynedd that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

Section 3. Representations and Warranties of Gwynedd

Gwynedd represents and warrants to the Company that (a) the authorized signatory of Gwynedd set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Gwynedd thereto, (b) this Agreement has been duly authorized, executed and delivered by Gwynedd, and is a valid and binding obligation of Gwynedd, enforceable against Gwynedd in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Gwynedd as currently in effect, (d) the execution, delivery and performance of this Agreement by Gwynedd does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to Gwynedd, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Gwynedd is deemed to beneficially own in the aggregate • shares of Common Stock, and (f) except as disclosed herein, as of the date hereof, Gwynedd does not currently have, and does not currently have any right to acquire or any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

Section 4. Expenses.

Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby, provided, however, that the Company shall reimburse Gwynedd for its reasonable, documented out-of-pocket fees and expenses in connection with the negotiation and execution of this Agreement in an amount not to exceed in the aggregate $10,000.

Section 5. Specific Performance.

Each of Gwynedd, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Gwynedd, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 5 is not the exclusive remedy for any violation of this Agreement.

Section 6. Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

Section 7. Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (iii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:	Numerex Corp.
Attention: Marc Zionts
Telephone: (770) 485-2623
Facsimile: (770) 693-5951
Email: mzionts@numerx.com

With copies (which shall not constitute notice) to: Arnold & Porter LLP
601 Massachusetts Ave, NW
Washington, DC 20001
Attention: Richard E. Baltz
Telephone: (202) 942-5124
Facsimile: (202) 942-5999213)
Email: Richard.Baltz@aporter.com

and to:

The Ryan Law Group LLP
14 E 4th Street, Suite 406

New York, NY 10012
Attention: Andrew Ryan
Telephone: (212) 944-7300
Email: ar@trlg-llp.com

If to Gwynedd:	Gwynedd Resources, Ltd.
c/o Maria E. Nicolaides
PO Box 18719
Sarasota, FL 34276

With a copy (which shall not constitute notice) to: Carlton Fields
Corporate Center Three at International Plaza
4221 W. Boy Scout Boulevard
Suite 1000
Tampa, Florida 33607-5780
Attention : Richard A. Denmon
Telephone: (813) 229-4219
Facsimile: (813) 229-4133
Email: rdenmon@carltonfields.com

Section 8. Applicable Law.

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law. The Parties irrevocably agree that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the US District Court for the Eastern District of Pennsylvania or the Court of Common Pleas of Bucks County (or, if any such court declines to accept jurisdiction over a particular matter, any state or federal court within the Commonwealth of Pennsylvania) and any appellate court therefrom. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

Section 10. Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.

This Agreement contains the entire understanding of the Parties hereto with respect to this subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Gwynedd. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Parties. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

NUMEREX CORP.

By:	/s/ Marc Zionts
Name:	Marc Zionts
Title:	Chief Executive Officer

[Signature Page to Agreement]

GWYNEDD RESOURCES LTD.

By:	/s/ Maria E. Nicolaides
Name:	Maria E. Nicolaides
Title:	President

EXHIBIT A

Viex Opportunities Fund, LP – Series One

Viex Special Opportunities Fund II, LP

Viex Special Opportunities Fund III, LP

Viex GP, LLC

Viex Special Opportunities GP II, LLC

Viex Special Opportunities GP III, LLC

Viex Capital Advisors, LLC

Eric Singer

[Exhibit A]